Exhibit 4.1

SECOND AMENDMENT TO RIGHTS AGREEMENT

THIS SECOND AMENDMENT TO RIGHTS AGREEMENT is made as of this 29th day of September, 2006, to amend the Rights Agreement dated as of June 1, 2001, between Powerwave Technologies, Inc., a Delaware corporation (the “Company”) and U.S. Stock Transfer Corporation (the “Rights Agent”). All capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement dated as of June 1, 2001 as amended by the First Amendment to Rights Agreement dated June 19, 2003 (the “Rights Agreement”);

WHEREAS, no Person has become an Acquiring Person;

WHEREAS, the Board of Directors has determined that it is in the best interests of the stockholders of the Company that the Rights Agreement be amended as set forth below and has directed that this Second Amendment be adopted by resolution approved on June 4, 2006; and

WHEREAS, Section 27 of the Rights Agreement provides that the Company and the Rights Agent shall, if the Company so directs, amend any provision of the Rights Agreement without the approval of holders of Common Stock.

NOW, THEREFORE, the parties agree to amend the Rights Agreement as follows:

1. The definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement shall be amended and restated in its entirety to read as follows (with the changes indicated in bold):

“(a) ‘Acquiring Person’ shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, (i) no Person shall become an ‘Acquiring Person’ as the result of (A) an acquisition of Common Shares by the Company which, by reducing the number of Common Shares of the Company outstanding, increases the proportionate number of Common Shares of the Company beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an ‘Acquiring Person’ or (B) unless otherwise determined by the Board of Directors of the Company prior to such purchase, the purchase of Common Shares (or securities convertible into Common Shares) by a Person for the purpose of effecting an offering of such Common Shares (or securities convertible into Common Shares) for, or on behalf of, the Company, including, without limitation an offering which qualifies under Rule 144A of the Securities Act of 1933, as amended and (ii) Filtronic, plc, a company registered in England and Wales (“Filtronic”) shall not become an ‘Acquiring Person’ as the result of (A) its (or its Affiliates) acquisition of Common Shares (or securities convertible into Common Shares) pursuant to that certain Agreement relating to the sale and purchase of the whole of the issued share capital of Filtronic (Overseas Holdings) Limited and the business and assets of Filtronic Comtek (UK) Limited entered into by and among Filtronic, Filtronic Comtek (UK) Limited, a company registered in England and Wales and Powerwave Technologies, Inc., a Delaware corporation dated June 12, 2006 (the “Filtronic Purchase Agreement”) or (B) its (or its Affiliates) acquisition of additional Common Shares other than pursuant to the Filtronic Purchase Agreement if, upon acquisition of such additional Common Shares, Filtronic and its Affiliates are not then collectively the holder of 15% or more of the Common Shares then outstanding (including any remaining Common Shares acquired pursuant to the Filtronic Purchase Agreement). Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an ‘Acquiring Person,’ as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because such Person was unaware that it beneficially owned a percentage of Common Shares that would otherwise cause such Person to be an “Acquiring Person” or such Person was aware of the extent of its Beneficial Ownership of Common Shares but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and without any intention of changing or influencing control of the Company and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an ‘Acquiring Person,’ as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an ‘Acquiring Person’ for any purposes of this Agreement.”

2. Except as set forth herein, the Rights Agreement shall remain in full force and effect, and terms not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date and year first above written.

POWERWAVE TECHNOLOGIES, INC., a Delaware corporation

By:	/s/ Kevin T. Michaels
	Name:	Kevin T. Michaels
	Title:	Chief Financial Officer

U.S. STOCK TRANSFER CORPORATION

By:	/s/ Bridget Barela
	Name:	Bridget Barela
	Title:	Assistant Vice President